FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Queen Elizabeth II Conference Centre, London today, the following speeches were given by Group Chief Executive, Stuart Gulliver, and Chairman of the Group Remuneration Committee, Sir Simon Robertson.

Group Chief Executive, Stuart Gulliver, said:

Before I cover our performance in 2014, I would like to begin by echoing Douglas' remarks on unacceptable historic practices and behaviour.

Since 2008, and especially since Douglas and I took over in 2011, in light of our experience and recognising changed expectations, we have fundamentally transformed the way HSBC is run, with much tighter central control.

HSBC has been putting in place tough, world-class financial crime, regulatory compliance and tax transparency standards, enforced by a compliance team that stood at 7,000 at the end of 2014, which is more than twice the number we had in 2011.

An example of this is that HSBC's Swiss private bank has completely overhauled its business since 2008, cutting the number of accounts by nearly 70% and enforcing much higher customer acceptance requirements.

HSBC strongly supports government initiatives to exchange tax information and has absolutely no appetite to do business with clients who are evading their taxes, or who fail to meet our financial crime compliance or other standards.
Now let me focus on 2014.

2014 was a challenging year in which we continued to work hard to improve business performance, while managing the impact of a higher operating cost environment. I will return to this last point in a moment.

After making good progress in the first three quarters of the year, we experienced a poor fourth quarter in common with much of the rest of the industry.

Reported profit before tax in 2014 was US$18.7bn, US$3.9bn lower than last year.

Once the year-on-year effects of foreign currency translation and significant items have been removed, adjusted profit before tax was US$22.8bn, which was broadly unchanged on 2013.

There were a number of notable achievements in 2014.

Asia continued to provide a strong contribution to Group profits, and the Middle East and North Africa delivered a record reported profit before tax.

Commercial Banking also delivered a record reported profit, with notable revenue growth in our two home markets of Hong Kong and the UK. This provides evidence of the successful execution of our strategy.

Global Banking and Markets performed relatively well for the first three quarters of the year.

We also continued to grow product areas that rely on international connectivity. We extended our leadership as the number one international bank for RMB services and for trade finance. And we increased our market share in capital financing.

At the same time, operating expenses increased due to higher regulatory and compliance costs, inflationary pressures and investment in strategic initiatives to support growth.

And we agreed settlements in respect of inquiries in the UK and US into the foreign exchange market. In both cases, HSBC was badly let down by a few individuals who are not representative of the vast majority of our colleagues and this matter is now rightly in the hands of the Serious Fraud Office.

But our balance sheet and capital position both remained strong.

We are all concerned about the performance of the share price.

Since 2011 to yesterday's close, the total shareholder return is 17.7% which is most appropriately compared with our peers Standard Chartered and Citi over the same period.

In 2014, we increased the dividend once again to 50 cents per share, cementing our position as one of the highest dividend payers in the FTSE.

Our strong dividend performance continues to set HSBC apart, and we remain committed to creating better value for shareholders.

An important part of this is the contribution that HSBC makes to the health and growth of the communities in which we operate.

In 2014, HSBC donated US$114m to community investment projects around the world, and HSBC colleagues gave almost 304,000 hours of their time to volunteer during the working day.

In the UK, HSBC has a strong track record of establishing banks outside of London, with first direct in Leeds and M&S Bank in Chester.

So our recent confirmation that the head office of our UK ring-fenced bank will be located in Birmingham is consistent with this approach and underlined our commitment to communities throughout the UK and brings our ambition of becoming the bank of choice in the UK a step closer.

What our 2014 results make abundantly clear is that the operating environment today is radically different to the environment we envisaged when we set out the strategy in 2011.

And I think it would be useful to share the scale of one part of our activities, payments. To put this in some context, every year HSBC processes 230m high value domestic and cross-border payments, with a value of US$360trn.

That is equivalent to the combined GDP of every country in the world passing through the books every 52 working days.

In addition, HSBC also processes almost three billion low value electronic payments every year - equivalent to 300 transactions per second.

Managing the risks associated with business of this scale and volume is a core part of our day-to-day activities.

To do so, we employ a risk management framework at all levels of the firm, underpinned by a strong risk culture and reinforced by our values. This ensures that our risk profile remains conservative.

Risk management has also evolved across the banking sector. The industry as a whole is now undertaking greater monitoring of payments, meeting 'Know Your Customer' and 'Your Customer's Customer' requirements and working closely with the public sector in the fight against financial crime.

In so doing, we have been, and remain, extremely mindful of the need for HSBC in particular to get this right.

As well as an external environment in which there is increased scrutiny from regulators and other government authorities, HSBC is of course under a Deferred Prosecution Agreement with the US Department of Justice.

We are now two years into a five-year effort to transform our approach to financial crime compliance.

We are continuing to meet all of our obligations under the DPA and are making steady progress toward putting in place a robust, sustainable anti-money laundering and sanctions compliance programme.

We do recognise that the actions we have taken may reduce access to banking services for some customers.

These actions are not taken lightly.

In line with our risk appetite, they take into account, amongst other things, the nature of a customer's business activities, the jurisdictions in which a customer operates, the products and services a customer uses and that customer's customer.

But HSBC is committed to implementing systems and controls that protect the Group from being misused to further illicit conduct.

All of this work requires considerable investment.

As the regulatory landscape has evolved and continues to evolve, the costs of operating a global business model have increased significantly.

As I highlighted earlier, our compliance staff headcount alone stood at 7,000 people by the end of 2014, which is more than double the number we had in 2011, and has continued to grow since.

The level of capital that we hold within the Group has also increased by 60% since before the global financial crisis.

Whilst we expected an increase in capital requirements when we set out the strategy in 2011, no one could have foreseen the full extent of the additional requirements now being made of us.

These costs are not going to go away, or likely be reduced.

Rather, they represent the 'new normal' for global banks.

To reflect this, we have set a number of new targets.

We have set a revised return on equity target of more than 10%.

And our cost target will be to grow our revenue faster than costs on an adjusted basis.

At the same time, we have also restated our commitment to grow the dividend.

To be clear, maintaining a progressive dividend will depend upon the overall profitability of the Group. It will also be influenced by our ability to meet the regulatory capital requirements being placed on us.

Nonetheless, our plan is for the dividend to continue to grow.

We remain committed to creating better value for shareholders and we believe that our new targets offer a realistic reflection of the capabilities of HSBC in the prevailing operating environment.

Our ability to achieve these goals will be primarily determined by the continued implementation of our strategy.

Whilst we have made significant progress over the last four years, there remains a great deal still to be done.

As recent events have shown, there are a number of legacy issues left to resolve. We will make further progress on these in 2015.

But there are also great new opportunities for HSBC. We will capitalise on our network to help our clients capture new opportunities, such as those within the Pearl River Delta.

The Pearl River Delta already has a population of nearly 60m, a GDP of nearly US$900bn equivalent to approximately 35% of the UK GDP, and more importantly for us trade flows of more than US$1trn which is similar to that of the UK. Lower borders and improved transport connections will create a single metropolis in the one of the world's most dynamic trading regions.

As we do so, we will remain dedicated to delivering our three strategic priorities, each of which are interconnected and have equal importance.

First, we will continue to further grow the business and dividends.

Second, we will continue to implement Global Standards throughout the Group.

Third, we will continue the process of simplifying the business, making it easier to manage and control.

We will provide a detailed update on strategic progress at an investor day on 9 June.

To conclude, the occasion of HSBC's 150th anniversary is above all an opportunity to thank all those people who have supported the Bank since 1865.

So I would like to place on record my thanks to colleagues past and present who have demonstrated enormous dedication in helping clients achieve their ambitions.

We are also grateful to HSBC's shareholders for your continued support.

Striving to repay the trust that you have placed in us remains our primary motivation as we continue to implement our strategy.

There is much more work ahead of us.

But I remain confident that the measures we are taking will see HSBC firmly recognised as the world's leading international bank.

Chairman of the Group Remuneration Committee, Sir Simon Robertson, said:

I would like to give you some context for resolution 2, which is the 2014 directors' remuneration report. You will no doubt have read the whole report. I can only apologise for its length and complexity.

Our current remuneration policy which has a three-year term was approved at last year's Annual General Meeting.

Under this policy, a significant proportion of overall compensation continues to be deferred and subject to malus; in other words, these awards can be reduced or cancelled.

The policy approved by shareholders last year features individual annual scorecards which determine the level of any annual bonus that the Committee may decide to award to each of the Executive Directors.

In addition, a performance scorecard is used to determine the level of any long-term award made to the Executive Directors under our Group Performance Share Plan.

From this year, the Committee has introduced a 'clawback' policy, which enables it to seek recovery of paid and vested variable compensation for seven years from the date of award.

We also insist that senior management hold all of their vested Group Performance Share Plan shares in full to retirement. This means that they remain as interested in the performance of the Group and the share price as do you, our shareholders.

As I outlined last year, the only material changes to our remuneration policy in 2014 were: the introduction of role-based, fixed pay allowances, which are principally given to individuals designated under the EU regulations as material risk-takers; and the approval by shareholders at the last Annual General Meeting to increase the ratio of fixed pay to variable pay for these individuals from 100% to 200%.

We believe that these features of our policy are an essential component of our ability to attract and motivate the very best people, and to maintain the bank's competitiveness against our global peers based outside the EU.

The 2014 remuneration report was the first year in which we implemented the new three year remuneration policy. I would like to highlight some of the report's features.

Following consultation with, and approval by, shareholders, the Group Chairman became eligible for a one-time award under the Group Performance Share Plan in 2014. However, the Committee subsequently decided not to proceed with this award.

In 2014, the Committee implemented a new 'downward override policy'. This policy gives the Committee the discretion to reduce current year variable pay awards for certain senior executives when the Committee believes there has been insufficient progress in developing effective anti-money laundering and sanctions compliance programmes.

In 2014, there were a number of legal and regulatory costs for legacy events, including penalties arising from the investigation of certain behaviours within the foreign exchange markets.

All these penalties and fines were deducted from the profits of the Group and therefore were fully reflected in the level of pre-tax and pre-bonus profits used by the Committee to determine the variable pay pool for 2014.
As a result the variable pay pool was reduced by US$600m to US$3.7bn. The pay-out ratio expressed as a percentage of pre-tax pre-bonus profit for 2014 was 16%.

In addition, downward adjustments were made in the year to the variable pay totalling US$22m.

This impacted a number of individuals within the Bank, including senior management.

As an example, the Group Chief Executive's variable pay was reduced by a total of £1.1m. This included a reduction of £600,000 which arose out of the risk and compliance weighting on his scorecard. The Committee also used its discretion to reduce the Group Chief Executive's award under the Group Performance Share Plan by a further £500,000.

The Committee did feel it was appropriate to make significant reductions in variable pay for individuals who had not only direct but also oversight responsibility for the Bank's problems.

I should make it clear that the Committee looked very carefully at the legacy matters concerning our Swiss banking business, which has received a lot of publicity recently.

The problems in the Swiss banking business happened over seven years ago. A number of former senior employees who had direct responsibility for this business in the past have had their prior year deferred awards held pending further enquiries.

Looking ahead, the Committee expects further significant regulatory changes to executive pay in 2016. These will include the new Financial Conduct Authority/Prudential Regulatory Authority remuneration rules and the outcome of the European Banking Authority's consultation on remuneration guidance.

It is likely that we will need to make changes to our remuneration policy. If so, we will aim to seek approval for a new three-year policy at next year's Annual General Meeting.

Market practice in respect of cash allowances in lieu of pension for senior management has evolved in the UK in recent years. Accordingly, we will endeavour to put in place adjustments to the provision of pension allowances to take effect from 1 January 2016 so as to bring our practice more into line with peers in the global banking sector.

Finally, I have no doubt that Sam Laidlaw, my successor as chairman of the Group Remuneration Committee, will benefit from the same constructive dialogue with, and support from, shareholders.

I ask for your support for today's resolution and would be happy now to take any questions.

On behalf of the Remuneration Committee, I would like to thank shareholders for your continued dialogue and support over the last 12 months.

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
London
Heidi Ashley	+ 44 (0) 20 7992 2045	heidi.ashley@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 24 April 2015